Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Preliminary Prospectus	Registration Statement No. 333-142044
Supplement dated May 7, 2008)

$500,000,000 of 6.000% Senior Notes due January 15, 2019
FINAL TERM SHEET
May 7, 2008

Issuer:	The Hartford Financial Services Group, Inc.

Security:	SEC Registered Senior Unsecured Notes

Specified Currency:	U.S. Dollars

Principal Amount:	$500,000,000

Trade Date:	May 7, 2008

Settlement Date (T+3):	May 12, 2008

Final Maturity:	January 15, 2019

Interest Rate:	6.000%

Benchmark Treasury:	3.5% UST due February 15, 2018

Benchmark Treasury Price:	96-21+

Benchmark Treasury Yield:	3.913%

Spread to Treasury:	210 bps

Re-offer Yield:	6.013%

Public Offering Price:	99.878% Per Note

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15, commencing January 15, 2009. Long first coupon.

Day Count Convention:	30/360

Optional Redemption:	Make whole call at T+ 35 bps

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	416515AV6

Book-Running Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Merrill Lynch & Co.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 800-503-4611, Goldman, Sachs & Co. toll-free at 866-471-2526, or by calling Merrill Lynch & Co. toll-free at 1-866-500-5408.